REQUEST FOR ANNUAL FINANCIAL STATEMENTS AND MD&A
AND/OR INTERIM FINANCIAL STATEMENTS AND MD&A

TO:	QUATERRA RESOURCES INC. (the "Company")
(CUSIP No. 747952)

In accordance with National Instrument No. 51-102 of the Canadian Securities Administrators, registered and non-registered (beneficial) shareholders may request annually to receive annual financial statements and the related management’s discussion and analysis (“MD&A”) and interim financial statements and the related MD&A of the Company for the current financial year. If you wish to receive such material, please complete and return this form to the registrar and transfer agent for the Company:

CIBC Mellon Trust Company
Suite 1600 – 1066 West Hastings Street
Vancouver, British Columbia V6E 3X1

If you do not make the request below, you will not be sent the Company’s Annual Financial Statements and related MD&A for the current financial year or the Company's Interim Financial Statements and related MD&A for the current financial year. These documents may be found on SEDAR at www.sedar.com and on the Company's website at http://www.quaterraresources.com.

I certify that I am a registered/non-registered owner of common shares of the Company and request that I be placed on the Company's Mailing List in order to receive [Check one or both to effect the request]:

[ ]	the Company's Annual Financial Statements and related MD&A

[ ]	the Company's Interim Financial Statements and related MD&A

DATED: _____________________________ , 2009.

Signature

Name of Registered/Non-Registered Shareholder - please print

Address

Postal Code

Fax Number

Name and title of person signing if different from name above.